FORM 3
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         INITIAL STATEMENT OF CHANGES IN
                       BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Pubic Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___  Check box if no longer
subject to Section 16.
Form 4 or Form 5 obligations
may continue. See Instruction
1(b).

___ Form 3 Holdings Reported

___ Form 4 Transactions Reported

1.   Name and Address of Reporting Person

     Charles Bentley Roth
     6799 Panorama Drive
     Idaho Falls, Idaho 83401

2.   Issuer Name and Ticker or Trading Symbol

     Intrepid Technology & Resources, Incorporated fka Iron Mask Mining Co.

3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####

4.   Statement for Month/Year

     March, 2002

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     X    Director                           ____     10% Owner
     X    Officer (give title below)         ____     Other (specify below)

          Secretary and Chief Operating Officer
          -------------------------------------

Table 1 -- Non-Derivative Securities Beneficially Owned

Title of Security            Amount of Securities        Ownership Form:        Nature of Indirect Beneficial
                             Beneficially Owned          Direct (d) or          Ownership
                                                         Indirect (I)
Common Stock                 5,800                       D
Common Stock                 7,100                       D
Common Stock                 187,500                     D
Common Stock                 5,626,502                   D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


Title of       Date, Exercisable and      Title and Amount of Underlying        Conversion or     Ownership of        Nature of
Derivative     Expiration Date            Securities                            Exercise Price of Derivative          Indirect
Security                                                                        Derivative        Security: Direct    Beneficial
                                                                                Security          (D) or Indirect (I) Ownership
               Date          Expir-       Title              Amount or
               Exercisable   ation Date                      Number of Shares




Explanation of Responses:

                             /s/ Charles Bentley Roth                     5/1/02
                             ------------------------                     ------
                                **Signature of Reporting Person             Date